Exhibit 99.1
CHINA FINANCE ONLINE REPORTS UNAUDITED SECOND QUARTER 2008 RESULTS
Net Revenues and Non-GAAP Net Income Exceeding Guidance
Net Revenues up 33% Q-o-Q, 156% Y-o-Y
Non-GAAP Net Income up 11% Q-o-Q, 202% Y-o-Y
Net Income up 30% Q-o-Q, 192% Y-o-Y
(Beijing, China, August 29, 2008) China Finance Online Co. Limited (NASDAQ: JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the second quarter ended June 30, 2008:
Q2 2008 Highlights

	Second Quarter
	2008	2007	Variance in %

	(in thousands of U.S. dollars, except per ADS data)
1) Financial Data:
Net revenues	$14,679	$5,723	156%
GAAP net income	4,561	1,562	192%
Non-GAAP net income	6,528	2,159	202%
GAAP net income per ADS
Basic	$0.23	$0.08	188%
Diluted	$0.20	$0.08	150%
Non-GAAP net income per ADS
Basic	$0.33	$0.11	200%
Diluted	$0.28	$0.11	155%

2) Operating Data:
Registered users	10,500,000	7,300,000	44%
Active paid individual subscribers	100,600	37,400	169%
*	In the second quarter of 2008, Chinese stock market continued to experience significant correction, with Shanghai Stock Exchange Composite Index down additional 21% following a record-setting 34% decline in Q1 2008. Despite the sharp decline in the stock market, the Company’s core subscription service business still achieved solid growth.

*	As a result, net revenues reached $14.68 million for Q2 2008, exceeding the high end of the Company’s previous guidance of $13.0 to $13.50 million, up 156% year-over-year and 33% quarter-over-quarter.

*	Non-GAAP net income, which is defined as net income excluding stock-based compensation expenses, was $6.53 million for Q2 2008, exceeding the high end of the Company’s previous guidance of $5.5 to $6.0 million, up 202% year-over-year and 11% quarter-over-quarter. Non-GAAP basic and diluted net income per share were $0.07 and $0.06, respectively, and non-GAAP basic and diluted net income per ADS were $0.33 and $0.28 for Q2 2008, respectively.

*	GAAP net income was $4.56 million for Q2 2008, up 192% compared to $1.56 million for the second quarter of 2007. Basic and diluted GAAP net income per share were $0.05 and $0.04, respectively. Basic and diluted GAAP net income per ADS were $0.23 and $0.20 for Q2 2008, respectively.

*	Registered user accounts of jrj.com and stockstar.com grew to 10.50 million, an increase of 700,000 from the previous quarter. Active paid individual subscribers, which refer to individual investors who subscribe for a fee to our products through downloading, via web or by mobile phones, grew to 100,600 up 34% from the previous quarter. As of June 30, 2008, our Hong Kong brokerage operation Daily Growth, which was acquired in November, 2007, had approximately 1,100 customer accounts.
Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Reconciliation to Unaudited Condensed Consolidated Statements of Operations”, “Non-GAAP Measures” and “Reconciliations from operating profit to EBITDA and adjusted EBITDA”.
Q2 2008 Financial Results
Net Revenues:
During the second quarter of 2008, China Finance Online reported net revenues of $14.68 million, exceeding the high end of the Company’s previous guidance of $13.0 to $13.5 million, compared to $5.72 million for the same period in 2007, and $11.06 million for the first quarter of 2008, up 156% year-over-year and 33% quarter-over-quarter. The increase is primarily due to the growth in subscription service fees from individual customers. Revenues from subscription service fees paid by individual customers were $13.13 million in the second quarter of 2008, representing 89% of net revenues for the quarter. Revenues from mobile value added services were $370,000, representing 3% of net revenues for the quarter. Revenues from subscription service fees paid by institutional customers were $267,000 in the second quarter of 2008, approximately 2% of net revenues for the quarter. Revenues from advertising-related business for the quarter contributed $758,000, representing 5% of net revenues for the quarter. Revenues from brokerage-related services, provided by Daily Growth, the Hong Kong securities brokerage firm which was acquired in November 2007, were $121,000 in the second quarter of 2008, representing 1% of net revenue for the quarter. Other revenues were $30,000, less than 1% of net revenues for the quarter.
Revenues breakdown is summarized in the following table:

	Three months ended
	June 30, 2008		March 31, 2008		June 30, 2007
	(In thousands of U.S. dollars)

1) Subscription service fees paid by individual customers	13,133	89%	9,618	87%	4,667	81%
2) Revenues from mobile value added services	370	3%	310	3%	334	6%
3) Subscription service fees paid by institutional customers	267	2%	231	2%	258	5%
4) Revenues from advertising-related business	758	5%	585	6%	396	7%
5) Revenues from brokerage-related services	121	1%	153	1%	n/a	n/a
6) Revenues from others	30	<1%	158	1%	68	1%
Total net revenues	14,679	100%	11,055	100%	5,723	100%
Gross Profit:
Gross profit for the quarter was $12.58 million, compared to $4.64 million for the same period in 2007 and $9.34 million for the first quarter of 2008. Gross margin was 86% in the second quarter, compared to 81% in the same period of 2007 and 84% in the first quarter of 2008. The gross margin improvement was primarily due to cost leverage on increased sales and favourable sales mix.
A large portion of costs of revenue are website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, server depreciation expenses, and content expenses for our jrj.com and stockstar.com websites. Website maintenance expenses for the second quarter of 2008 was $1.12 million in the quarter, compared to $730,000 from the second quarter of 2007 and $1.04 million for the previous quarter. As a percentage of net revenue, website maintenance expenses for the second quarter of 2008 were 8% in the quarter, compared to 13% for the second quarter of 2007 and 9% for the previous quarter.
Operating Expenses:
Operating expenses for the second quarter of 2008 totalled $9.0 million compared to $3.59 million for the same period in 2007 and $7.36 million from the previous quarter. The increase from Q1 2008 is primarily due to the increased professional fees, advertising fees, marketing promotion expenses related to the stock picking competition, as well as performance-based sales commissions. Excluding stock-based compensation of $1.97 million, operating expenses was $7.03 million for the second quarter of 2008, compared to $3.0 million for the second quarter of 2007 and $5.0 million for the first quarter of 2008. As a percentage of net revenue for the quarter, operating expenses excluding stock-based compensation was 48%, compared to 52% for the second quarter of 2007 and 45% for the first quarter of 2008.

•	General and administrative expenses for the quarter were $4.12 million, compared to $1.79 million for the same period in 2007 and $3.92 million from the previous quarter. The increase from the previous quarter is primarily due to the professional fees. Excluding stock-based compensation of $1.89 million, general and administrative expenses was $2.23 million for the second quarter, compared to $1.25 million in the second quarter of 2007 and $1.64 million in the previous quarter. As a percentage of net revenue in the quarter, general and administrative expenses excluding stock-based compensation for the second quarter was 15%, and decreased from 22% for the second quarter of 2007 and flat from the first quarter of 2008.

•	Sales and marketing expenses for the second quarter were $3.64 million, compared to $1.36 million for the same period in 2007 and $2.45 million from the previous quarter. The increase from the previous quarter is primarily due to the increase in advertising fees, marketing promotion expenses associated with the stock picking competition, as well as performance-based sales commissions. Excluding stock-based compensation of $66,000, sales and marketing expenses was $3.57 million for the second quarter, compared to $1.33 million in the second quarter of 2007 and $2.38 million in the previous quarter. As a percentage of net revenue in the quarter, sales and marketing expenses excluding stock-based compensation for the second quarter was 24%, relatively flat from the same quarter in 2007 and a slight increase from 22% for the first quarter of 2008.

•	Product development expenses for the second quarter were $1.24 million, compared to $443,000 for the same period in 2007 and $995,000 from the previous quarter, which were primarily due to the increases in employee compensation as a result of increased headcounts and server depreciation expenses. Excluding stock-based compensation of $13,000, product development expenses were $1.23 million, compared to $418,000 in the second quarter of 2007 and $972,000 in the previous quarter. As a percentage of net revenue in the quarter, product development expenses excluding stock-based compensation for the second quarter was 8%, increased from 7% in the second quarter of 2007 and decreased from 9% for the previous quarter.
Income from Operations:
Income from operations for the second quarter of 2008 was $3.58 million, compared to $1.05 million for the same quarter in 2007 and $1.97 million for the first quarter of 2008. Adjusted income from operations (non-GAAP), which is defined as income from operations excluding stock-based compensation expenses of $1.97 million, was $5.54 million for the quarter, compared to $1.65 million for the same quarter in 2007 and $4.34 million for the first quarter of 2008.
Net Income and Non-GAAP Net Income:
Net income was $4.56 million, compared to net income of $1.56 million for the second quarter of 2007 and $3.51 million for the first quarter of 2008. Net income margin was 31% for Q2 2008, compared to 27% for the same period in 2007 and 32% for the first quarter of 2008.

Total income tax benefit for the quarter was $88,000, compared to $150,000 for the same period in 2007 and $64,000 for the previous quarter.
Non-GAAP net income, which is defined as net income excluding stock-based compensation expenses, was $6.53 million for the second quarter of 2008, compared to $2.16 million for the second quarter of 2007, and $5.88 million for the first quarter of 2008. Excluding stock-based compensation expenses, non-GAAP net income margin for the second quarter of 2008 was 44%, compared to non-GAAP net income margin of 38% for the same period in 2007 and 53% for the first quarter of 2008.
As part of the net income for the second quarter, the Company recorded a net foreign exchange gain of $559,000, compared with $101,000 from the second quarter of 2007 and $870,000 from previous quarter.
Deferred Revenue:
Deferred revenue at the end of the second quarter of 2008, which represents prepaid service fees made by customers for subscription services that have not been rendered as of June 30, 2008, reached the Company’s historical high of $34.87 million, with current deferred revenue of $27.95 million and non-current deferred revenue of $6.92 million.
Cash and Cash Equivalents:
Balance of cash and cash equivalents was approximately $85.93 million at the end of the second quarter of 2008, including cash denominated in RMB with an equivalent to $66.93 million and cash denominated in other foreign currencies with an equivalent to $19.0 million.
Cash Flow:
Cash inflow from subscription services provided to individual customers was $16.72 million, compared to $8.18 million for the second quarter of 2007 and $15.04 million for the previous quarter.
Adjusted EBITDA (Non-GAAP):
Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income and stock-based compensation expenses, was $6.0 million for the second quarter of 2008, compared to $1.87 million in the second quarter of 2007 and $4.77 million in previous quarter.
Other Operating Metrics
As of June 30, 2008, the Company has 10.50 million registered user accounts on its two websites jrj.com and stockstar.com, compared to 9.8 million in the previous quarter, an increase of 700,000 quarter-on-quarter.

Active paid individual subscribers grew to 100,600 at the end of the second quarter 2008, up 34% from 75,300 in the previous quarter.
As of June 30, 2008, our Hong Kong based brokerage service Daily Growth, which was acquired in November 2007, had approximately 1,100 customer accounts.
Outlook for Third Quarter 2008 and Full Year of 2008
The Company currently expects to generate net revenues in an amount ranging from $15.5 million to $16.50 million for the third quarter of 2008, representing a 112% to 126% increase from the corresponding period in 2007.
The Company estimates non-GAAP net income, which represents net income excluding share-based compensation expenses, will be between $6.3 million and $7.1 million for the third quarter of 2008, representing a 111% to 138% increase from the corresponding period in 2007. Accordingly, non-GAAP net income per ADS for the third quarter of 2008 is expected to be in the range of $0.27 to $0.31 per ADS based on an estimated 23 million fully diluted ADSs.
In spite of the challenging external business environment, we remain confident that we can achieve our full year operating targets through solid and consistent execution. We reaffirm our 2008 revenue guidance of $56.0 million to $61.0 million, and our non-GAAP net income guidance of $25.0 million to $29.0 million, or $1.09 to $1.26 per ADS.
The above forecast reflects the Company’s current and preliminary view, which is subject to change. A number of important factors including, but not limited to, fluctuation in the Chinese stock market, could cause the actual results to differ materially from those contained in the above guidance.
Launch of Re-Designed Corporate Website
We are pleased to announce the official launch of our re-designed corporate website, www.chinafinanceonline.com, and a brand new Investor Relations section ir.chinafinanceonline.com. We believe the new websites will help us communicate with investors and analysts more efficiently and project a consistent and professional corporate image to the general public.
Conference Call
China Finance Online’s management team will host a conference call at 8:00PM Eastern Time on August 28, 2008 (or 8:00AM August 29, 2008 in the Beijing/HK time zone) following the announcement to discuss detailed operating results.

The conference call will be available on Webcast live and replay at: http://phx.corporate-ir.net/playerlink.zhtml?c=183451&s=wm&e=1925391. The call will be archived for 12 months at this website.
The dial-in details for the live conference call: U.S Toll Free Number +1- 877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Password for all regions: 8457.
A replay of the conference call will be available from approximately 9:00PM Eastern Time on August 28, 2008 (or 9:00AM August 29, 2008 in the Beijing/HK time zone) to 9:00PM Eastern Time on September 04, 2008 (or 9:00AM September 05, 2008 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852- 3006-8101, and France Toll Free Number 0800-910-584, Access code for all regions: 064692.
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2007, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, net income per share, net income per ADS, and EBITDA, which are adjusted from results based on GAAP to exclude the stock-based compensation expenses primarily due to the adoption of SFAS 123R, which became effective on January 1, 2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.
Reconciliations of the Company’s non-GAAP financial measures to unaudited Condensed Consolidated Statements of Operations are set fourth after the “Condensed Consolidated Statements of Operations” included in this release.
For further information please contact:
Investor Relations
China Finance Online Co. Limited
Tel: (86-10) 5832-5288
Email: ir@jrj.com

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Jun. 30 2008	Dec. 31 2007
Assets
Current assets:
RMB account	66,932	51,129
Foreign currency account	18,996	23,600
Cash and cash equivalents	85,928	74,729
Trust bank balances held on behalf of customers	4,778	2,850
Advance to employees	2,344	1,673
Accounts receivable, net	4,436	1,491
Prepaid expenses and other current assets	7,511	2,947
Deferred tax assets, current	363	1,130
Total current assets	105,360	84,820
Cost method investment	1,480	1,480
Property and equipment, net	8,229	5,455
Acquired intangible assets, net	1,905	1,938
Rental deposits	588	500
Goodwill	10,669	9,652
Deferred tax assets, non-current	856	14
Other deposits	25	25
Total assets	129,112	103,884

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current	27,953	20,457
Accrued expenses and other current liabilities	6,652	6,951
Amount due to customers for trust bank balances held on behalf of customers	4,778	2,850
Accounts payable	769	764
Deferred tax liability, current	7	—
Income taxes payable	5	12
Total current liabilities	40,164	31,034
Deferred tax liability, non-current	192	352
Deferred revenue, non-current	6,920	4,665
Total liabilities	47,276	36,051
Minority interests	—	471
Total shareholders’ equity	81,836	67,362
Total liabilities, minority interests and shareholders’ equity	129,112	103,884

China Finance Online Co. Limited

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except per share data)

	Three months ended			Six months ended
	Jun 30, 2008	Jun 30, 2007	Mar 31, 2008	Jun 30, 2008	Jun 30, 2007
Net revenues	14,679	5,723	11,055	25,734	9,719
Cost of revenues (includes share-based compensation expense of $0,$0 ,$0, $0 and $16, respectively)	(2,101)	(1,079)	(1,717)	(3,818)	(1,912)
Gross profit	12,578	4,644	9,338	21,916	7,807
Operating expenses
General and administrative (includes share-based compensation expenses of $1,888, $540, $2,276, $4,164, and $866 respectively)	(4,121)	(1,789)	(3,917)	(8,038)	(2,984)
Sales and marketing (includes share-based compensation expenses of $66, $32, $67, $133 and $57 respectively)	(3,639)	(1,360)	(2,452)	(6,091)	(2,607)
Product development (includes share-based compensation expenses of $13, $25, $23, $36 and $51 respectively)	(1,241)	(443)	(995)	(2,236)	(790)

Total operating expenses	(9,001)	(3,592)	(7,364)	(16,365)	(6,381)
Income from operations	3,577	1,052	1,974	5,551	1,426
Interest income	345	253	344	689	507
Other income, net	(11)	6	2	(9)	68
Exchange gain, net	559	101	870	1,429	101

Income before income tax benefit	4,470	1,412	3,190	7,660	2,102
Income tax benefit	88	150	64	152	235
Purchased pre-acquisition earning	—	—	227	227	—
Minority interests in net income of consolidated subsidiary	3	—	28	31	—

Net income	4,561	1,562	3,509	8,070	2,337
Income attributable to ordinary shareholders	4,561	1,562	3,509	8,070	2,337
Income per share
Basic	$0.05	$0.02	$0.04	$0.08	$0.02
Diluted	$0.04	$0.02	$0.03	$0.07	$0.02
Income per ADS
Basic	$0.23	$0.08	$0.18	$0.41	$0.12
Diluted	$0.20	$0.08	$0.15	$0.35	$0.12
Weighted average ordinary shares
Basic	98,829,766	95,676,903	98,646,281	98,738,024	95,205,935
Diluted	114,810,694	101,914,801	113,735,492	114,292,220	101,443,833
Weighted average ADSs
Basic	19,765,953	19,135,381	19,729,256	19,747,605	19,041,187
Diluted	22,962,139	20,382,960	22,747,098	22,858,444	20,288,767

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended
	Jun. 30, 2008	Jun. 30, 2007	Mar. 31, 2008
Cash flows from operating activities:
Net income	4,561	1,562	3,509
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	1,967	597	2,366
Depreciation and amortization	455	219	425
Deferred taxes	(94)	(165)	(77)
Loss on disposal of property and equipment	11	—	—
Minority interests	(3)	—	(28)
Purchased pre-acquisition earning	—	—	(227)
Changes in assets and liabilities:
Accounts receivable	(2,643)	(382)	(199)
Prepaid expenses and other current assets	(3,777)	641	(1,456)
Advance to employees	(1,013)	—	443
Trust bank balances held on behalf of customers	(1,585)	—	(342)
Rental deposits	(34)	(1)	(36)
Deferred revenue	4,214	3,290	3,717
Accounts payable	29	—	(285)
Amount due to customers for trust bank balances held on behalf of customers	1,585	—	342
Accrued expenses and other current liabilities	669	642	(1,268)
Income taxes payable	(76)	15	67
Net cash provided by operating activities	4,266	6,418	6,951

Cash flows from investing activities:
Acquisition of minority interest	(628)	—	—
Purchase of property and equipment	(2,269)	(943)	(771)
Net cash used in investing activities	(2,897)	(943)	(771)

Cash flows from financing activities:
Proceeds from stock options exercised by employees	312	250	121
Proceeds from exercise of options granted to non-employees	—	192	—
Proceeds from capital injection	1,006	—	—
Net cash provided by financing activities	1,318	442	121

Effect of exchange rate changes	843	735	1,368

Net increase in cash and cash equivalents	3,530	6,652	7,669
Cash and cash equivalents, beginning of quarter	82,398	49,500	74,729
Cash and cash equivalents, end of quarter	85,928	56,152	82,398

China Finance Online Co. Limited
RECONCILIATIONS OF NON-GAAP MEASURES TO UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended Jun. 30, 2008
	Reported			Adjusted
	US GAAP	Adjustment		Non-GAAP
Net revenues	14,679			14,679
Cost of revenues	(2,101)			(2,101)
Gross profit	12,578			12,578

Operating expenses
General and administrative	(4,121)	1,888	(a)	(2,233)
Sales and marketing	(3,639)	66	(a)	(3,573)
Product development	(1,241)	13	(a)	(1,228)

Total operating expenses	(9,001)	1,967		(7,034)
Income from operations	3,577	1,967		5,544
Interest income	345			345
other income, net	(11)			(11)
Exchange gain, net	559			559

Income before income tax benefit	4,470	1,967		6,437
Income tax benefit	88			88
Minority interests in net income of consolidated subsidiary	3			3

Net income	4,561	1,967		6,528

Net income per share
Basic	$0.05	$0.02		$0.07
Diluted	$0.04	$0.02		$0.06

	Three months ended Jun. 30, 2008
	Reported		Adjusted
	US GAAP	Adjustment	Non-GAAP
Net income per ADS
Basic	$0.23	$0.10	$0.33
Diluted	$0.20	$0.09	$0.28

Weighted average ordinary shares
Basic	98,829,766		98,829,766
Diluted	114,810,694		114,810,694
Weighted average ADSs
Basic	19,765,953		19,765,953
Diluted	22,962,139		22,962,139

(a)	Exclude total share-based compensation expense of $1,967.

Non-GAAP Measures

	Three months ended Jun. 30, 2008			Three months ended Jun. 30, 2007			Three months ended Mar. 31, 2008
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
	—	(a)	—	—	(a)	—	—	(a)	—
Income from operations	3,577	1,967	5,544	1,052	597	1,649	1,974	2,366	4,340

	Three months ended Jun. 30, 2008			Three months ended Jun. 30, 2007			Three months ended Mar. 31, 2008
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
	—	(a)			(a)	—	—	(a)	—
Net income	4,561	1,967	6,528	1,562	597	2,159	3,509	2,366	5,875

(a)	The adjustment is for share-based compensation expenses.
Reconciliations from operating profit to EBITDA and adjusted EBITDA

	Three months	Three months	Three months
	ended Jun. 30,	ended Jun. 30,	ended Mar. 31,
	2008	2007	2008
	(U.S. Dollar in thousands)
Net income	4,561	1,562	3,509
Adjustment
Interest income	(345)	(253)	(344)
Income tax benefit	(88)	(150)	(64)
Other income and expenses	(551)	(107)	(1,127)
Depreciation	375	146	347
Amortization of intangibles	80	73	78
EBITDA	4,032	1,271	2,399
Share-based compensation	1,967	597	2,366
Adjusted EBITDA	5,999	1,868	4,765